Pimco Corporate Income Fund

Annual Shareholder Meetings Results (unaudited)

The Fund held its annual meeting of shareholders on March 13, 2007. Shareholders voted to re-elect Paul Belica and John J. Dalessandro II* and elect William B. Ogden IV and John C. Maney as trustees as indicated below.

                                                                     Withheld
                                                     Affirmative    Authority

Re-election of Paul Belica -
Class II to serve until 2010			      27,147,494       63,796

Re-election of John J. Dalessandro II* -
Class II to serve until 2010			      10,418,000           57

Election of John C. Maney -
Class III to serve until 2008			      27,149,566       61,724

Election of William B. Ogden IV -
Class I to serve until 2009			      27,155,936       55,354


Robert E. Connor, Hans W. Kertess* and R. Peter Sullivan III continue to serve as Trustees of the Fund.
_________________________

* Preferred Shares Trustee